March 8, 2010

VIA EDGAR Correspondence

Ms. Sheila Stout, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	iShares Inc.

(Securities Act File No. 33-97598; and

Investment Company Act File No. 811-09102)

Dear Ms. Stout:

This letter is in response to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by iShares Inc., a Maryland corporation (the “Company”), on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on February 4, 2010. For your convenience, your comments are set out below in italicized text and each comment is followed by our response.

Comments:

1.	Return of Capital Distributions.

The staff asked that the Company confirm that, for any Return of Capital Distributions, the Company is in compliance with the requirements of Rule 19a-1.

Response: The Company confirms that it is in compliance with Rule 19a-1 and written notices of Return of Capital Distributions were provided to shareholders where required by Rule 19a-1.

2.	Securities Lending.

The staff noted that several Funds (specifically the Barclays Treasury Bond Fund series) had loaned nearly 30% of their respective portfolio securities pursuant to a securities lending program. The staff noted that the Statement of Additional Information included disclosure indicating that the Funds are permitted to loan up to one-third of their total assets.

The staff asked the Funds why there is no disclosure in the Prospectus by those Funds describing that those Funds are lending, or intending to lend, securities near the maximum permitted amount. The staff indicated that when a Fund intends to lend securities near the maximum limit rather than only lending a minimal amount of securities, disclosure in the Prospectus may be appropriate.

Response: Because the demand for securities lending of an individual Fund’s portfolio is expected to vary over time, the Funds have not historically included extensive disclosure regarding securities lending in the Funds’ Prospectuses. The Funds provide significant disclosure in the Statement of Additional Information regarding securities lending activities. The Funds will review the current Prospectus and annual report disclosure regarding securities lending, and incorporate relevant changes in future filings.

3.	Schedule of Investments.

The staff noted that certain Funds held preferred stocks. The staff requested the inclusion of the stocks’ applicable distribution rates in shareholder reports, if known.

Response: The requested disclosure was included in the Funds’ shareholder reports. Applicable yields or dividend rates were disclosed for all US preferred stocks held by a Fund at the end of the reporting period. With regard to non-US preferred stocks, a yield/dividend rate was disclosed to the extent such information was available at that time.

4.	Financial Highlights – Portfolio Turnover.

The staff noted that generally all of the Funds included a footnote to the financial highlights section of the prospectus stating that, “Portfolio turnover rates exclude portfolio securities received or delivered as a result of processing capital share transactions in Creation Units.” However, certain Funds (e.g., iShares S&P Asia 50 Index Fund) include an alternative footnote: “Portfolio turnover rates exclude portfolio securities received or delivered in Creation Units but includes portfolio transactions that are executed as a result of the Fund processing capital share transactions in Creation Units partially for cash in U.S. dollars. Excluding such cash transactions, the portfolio turnover rate for the years ended [            ] and the period ended [            ] would have been [      ]%, [      ]% and [      ]%, respectively. See Note 4.”

The staff requested that the Funds explain the reason for including this alternative footnote in the financial highlights of certain Funds.

Response: For most Funds, a creation transaction is structured as a deposit by an Authorized Participant into the Fund of a basket (the “Creation Basket”) of securities specified by the Fund and a specified amount of cash in exchange for a specified number of Creation Units. That standard structure is reflected in the standard footnote.

The alternative footnote is included for those Funds that may need to structure the creation transaction as a deposit of cash in lieu of some or all of the securities that would otherwise be included in the Creation Basket. The portfolio turnover rate includes amounts attributable to creation and redemption activity, while the adjusted portfolio turnover rate reflects turnover attributable to other activity, such as trades triggered by index changes and rebalancing. The Funds believe that this supplemental disclosure is helpful for investors in iShares Funds who expect that a Fund’s portfolio turnover rate would not include amounts attributable to creation and redemption activity, and for investors who are comparing the portfolio turnover rates of different Funds.

5.	Premium/Discount Information.

The staff noted that the Funds’ conditions for exemptive relief include a requirement that each Fund include, in each Fund’s annual report, data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the net asset value, within appropriate ranges, for the immediately preceding five years, as applicable. The staff also noted that Funds that have not been in operation for five years have only included data beginning with the first full calendar quarter after operations began.

The staff requested the Funds to explain why data is not included for the period between the beginning of operations and the first quarter end thereafter instead of the entire life of the Fund.

Response: The Funds have historically interpreted the Funds’ exemptive relief, which references data from “previous calendar quarters”, to require disclosure of Premium/Discount information for full quarterly periods. See Barclays Global Fund Advisors, et al.; Notice of Application, Applicant’s Conditions 5(b) and 6(a), Investment Company Act Rel. No. 25078 (July 24, 2001). As a result, Premium/Discount information is provided for full quarters, rather than daily or “since inception” periods.

6.	Exemptive Order Conditions Generally.

The staff asked the Funds to confirm that they are in compliance with the conditions of their respective exemptive orders.

Response: The Funds confirm compliance with any applicable conditions for exemptive orders on which they seek to rely.

*  *  *

The Company accepts responsibility for the adequacy and accuracy of the disclosure in the registration statements and periodic reports that are the subject of this letter. The Company acknowledges that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning the responses to your comments, please do not hesitate to contact me at 415-670-2779.

Sincerely,

/s/ Robert E. Zivnuska

Robert E. Zivnuska, Esq.

Director, Senior Counsel